Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Solid Results for the Third Quarter of 2018;

•	Strong quarterly performance driven by record containerboard results
•	Solid Containerboard fundamentals support favourable near-term outlook

Kingsey Falls, Québec, November 8, 2018 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended September 30, 2018.

Q3 2018 Highlights

•	Sales of $1,172 million

(compared to $1,179 million in Q2 2018 (-1%) and $1,103 million in Q3 2017 (+6%))

•	As reported (including specific items)
◦	Operating income of $78 million

(compared to $73 million in Q2 2018 (+7%) and $51 million in Q3 2017 (+53%))

◦	OIBD1 of $139 million

(compared to $131 million in Q2 2018 (+6%) and $104 million in Q3 2017 (+34%))

◦	Net earnings per common share of $0.38

(compared to net earnings of $0.28 in Q2 2018 and net earnings of $0.35 in Q3 2017)

•	Adjusted (excluding specific items)2
◦	Operating income of $76 million

(compared to $76 million in Q2 2018 (stable) and $53 million in Q3 2017 (+43%))

◦	OIBD of $137 million

(compared to $134 million in Q2 2018 (+2%) and $106 million in Q3 2017 (+29%))

◦	Net earnings per common share of $0.40

(compared to net earnings of $0.30 in Q2 2018 and net earnings of $0.20 in Q3 2017)

•	European Boxboard subsidiary, via equity position in Reno De Medici S.p.A., closed the acquisition of Barcelona Cartonboard on October 31, 2018
•	Net debt2 of $1,573 million as at September 30, 2018 (compared to $1,586 million as at June 30, 2018) and net debt to adjusted OIBD ratio2 at 3.2x on a pro-forma basis3

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Strong fundamentals in Containerboard Packaging were the driving factor behind our solid third quarter performance. This was reinforced by successful margin realignment in Recovery activities, which contributed to improved quarterly earnings in Specialty Products. Results in the Tissue division continued to be impacted by rising raw material and logistics costs, in addition to the capacity-driven competitive reality. While margins in this division were below expectations as a result of these factors and weather-related events, the solid quarterly sales performance highlights the underlying strength of our tissue platform, and supports the strategic investments being made to propel long-term competitive positioning. Finally, the European Boxboard segment, via our 57.8% equity position in Reno de Medici S.p.A., announced solid results in the seasonally softer third quarter that delivered a marked improvement in profitability year-over-year.

On the strategic front, ramp-up of the new containerboard converting facility in Piscataway, NJ progressed very well, and production from the Maspeth, NY has been transferred to the new facility earlier than expected. Engineering work and project analysis continue to be advanced for the Bear Island project in Virginia, with scope and plans expected to be finalized in the first half of 2019. Reno de Medici S.p.A. announced that it had received the necessary approval from the Spanish Antitrust Authority, and closed the acquisition of Barcelona Cartonboard SAU on October 31, 2018."

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Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Q3 2018	Q2 2018	Q3 2017

Sales	1,172	1,179	1,103
As Reported
Operating income before depreciation and amortization (OIBD)1	139	131	104
Operating income	78	73	51
Net earnings	36	27	33
per common share	$0.38	$0.28	$0.35
Adjusted1
Operating income before depreciation and amortization (OIBD)	137	134	106
Operating income	76	76	53
Net earnings	38	29	19
per common share	$0.40	$0.30	$0.20
Margin (OIBD)	11.7%	11.4%	9.6%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income (loss) as reported

(in millions of Canadian dollars) (unaudited)	Q3 2018	Q2 2018	Q3 2017

Packaging Products
Containerboard	94	82	50
Boxboard Europe	10	22	5
Specialty Products	9	4	10

Tissue Papers	(11)	(9)	9

Corporate Activities	(24)	(26)	(23)
Operating income as reported	78	73	51

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q3 2018	Q2 2018	Q3 2017

Packaging Products
Containerboard	117	105	72
Boxboard Europe	19	30	14
Specialty Products	14	9	15

Tissue Papers	5	7	24

Corporate Activities	(18)	(17)	(19)
Adjusted OIBD	137	134	106
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended September 30, 2018 (compared to the same period last year)

Sales of $1,172 million increased by $69 million or 6% compared to the same period last year. This was driven by a 12% increase in the Tissue segment, reflecting volume improvements, a more favourable sales mix, exchange rate and higher average sales prices during the period. An 8% increase in the Containerboard Packaging division similarly benefited sales, and was driven by higher sales prices and the acquisition of Ontario converting facilities at the end of 2017. Sales generated by the European Boxboard segment were up marginally compared to the prior year, as lower shipments were offset by improvements in both pricing and sales mix, and a favourable Canadian dollar - euro exchange rate. Finally, third quarter sales in the Specialty Products division were below prior year levels, reflecting the lower sales in recovery activities following the significant decrease in year-over-year prices of brown recycle fibres.

Third quarter operating income stood at $78 million, a notable improvement from the $51 million generated last year. This increase was driven primarily by the Containerboard Packaging segment, where strong results reflect the improved raw material pricing environment and implementation of the industry-wide US$50/st price increase. Operating income similarly benefited from improved results generated by the

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European Boxboard segment, reflecting lower raw material pricing and higher average selling prices. As was the case in the second quarter, the contribution from the Specialty Products division decreased slightly compared to last year as a result of the impact of lower raw material prices on recovery activities. Lastly, results in the Tissue division reflected higher raw material and transportation costs, the effects of which mitigated the benefits derived from a more favourable pricing and sales mix, and higher volumes.

On an adjusted basis1, third quarter operating income stood at $76 million, versus $53 million in the prior year.

The specific items, before income taxes, that impacted our third quarter 2018 operating income and/or net earnings were:

•	a $2 million unrealized gain on financial instruments (operating income and net earnings)
•	a $1 million restructuring charge related to the forthcoming closure of two sheets plants in Ontario (operating income and net earnings)
•	a $1 million gain related to a plant closed in a previous year (operating income and net earnings)
•	a $3 million foreign exchange gain on long-term debt and financial instruments (net earnings)

For the three-month period ended September 30, 2018, the Corporation posted net earnings of $36 million, or $0.38 per common share, compared to net earnings of $33 million, or $0.35 per common share in the same period of 2017. On an adjusted basis1, the Corporation generated net earnings of $38 million in the third quarter of 2018, or $0.40 per common share, compared to net earnings of $19 million, or $0.20 per common share, in the same period of 2017.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

Near-Term and Strategic Outlook

Discussing short-term expectations, Mr. Plourde commented: “We expect solid market conditions to continue to drive results in the Containerboard business within the framework of the softer seasonal demand typical of the fourth quarter. While recent announcements regarding future capacity additions have led to some concern about longer-term demand-supply balance in the containerboard market, current data suggests that the market will remain well balanced over the medium-term. Given this, the containerboard division is expected to continue to be an important contributor to our business performance over this timeframe. Turning to Tissue, capacity additions and elevated raw material costs will continue to impact the performance of this segment in the near-term. As such, we remain focused on realizing recently announced price increases, maximizing efficiency, optimizing our operational performance, and we remain committed to strategically investing in the modernization of our asset base to reinforce our market positioning.

Strategically, we are focused on successfully carrying out our 2018 investment program, ramping up production at our recently opened containerboard converting facility, broadening our tissue sales penetration in Oregon, and completing engineering analysis for the Bear Island project in Virginia. On a broader scale, our daily operational focus and our longer-term strategic plans continue to be driven by our commitment to be meticulous with our capital allocation practices, to diligently manage our leverage, and to successfully position our asset base for long term success."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid on December 5, 2018, to shareholders of record at the close of business on November 21, 2018. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). During the third quarter of 2018, Cascades purchased 488,900 common shares for cancellation at a weighted average price of $13.27.

2018 Third Quarter Results Conference Call Details

Management will discuss the 2018 third quarter financial results during a conference call today at 10:00 a.m. EDT. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until December 8, 2018 by dialing 1-855-859-2056, access code 1998599.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

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CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	139	89
Accounts receivable	643	608
Current income tax assets	19	18
Inventories	528	523
Current portion of financial assets	11	9
Assets held for sale	—	13
	1,340	1,260
Long-term assets
Investments in associates and joint ventures	79	78
Property, plant and equipment	2,351	2,104
Intangible assets with finite useful life	203	212
Financial assets	19	23
Other assets	63	73
Deferred income tax assets	145	149
Goodwill and other intangible assets with indefinite useful life	540	528
	4,740	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances	20	35
Trade and other payables	705	683
Current income tax liabilities	20	6
Current portion of long-term debt	44	59
Current portion of provisions for contingencies and charges	7	7
Current portion of financial liabilities and other liabilities	81	101
	877	891
Long-term liabilities
Long-term debt	1,648	1,517
Provisions for contingencies and charges	38	36
Financial liabilities	21	18
Other liabilities	195	178
Deferred income tax liabilities	219	186
	2,998	2,826
Equity attributable to Shareholders
Capital stock	490	492
Contributed surplus	16	16
Retained earnings	1,091	982
Accumulated other comprehensive loss	(18)	(35)
	1,579	1,455
Non-controlling interests	163	146
Total equity	1,742	1,601
	4,740	4,427

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CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2018	2017	2018	2017
Sales	1,172	1,103	3,449	3,239
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $61 million for 3-month period (2017 — $53 million) and $174 million for 9-month period (2017 — $156 million))	1,001	955	2,949	2,820
Selling and administrative expenses	96	91	301	285
Gain on acquisitions, disposals and others	—	—	(66)	(8)
Impairment charges and restructuring costs	—	4	—	18
Foreign exchange loss (gain)	(1)	3	(2)	2
Loss (gain) on derivative financial instruments	(2)	(1)	4	(8)
	1,094	1,052	3,186	3,109
Operating income	78	51	263	130
Financing expense	23	25	66	70
Interest expense on employee future benefits	1	1	4	3
Foreign exchange gain on long-term debt and financial instruments	(3)	(8)	(4)	(27)
Fair value revaluation gain on investments	—	(18)	(5)	(315)
Share of results of associates and joint ventures	(3)	(3)	(7)	(36)
Earnings before income taxes	60	54	209	435
Provision for (recovery of) income taxes	17	19	57	(24)
Net earnings including non-controlling interests for the period	43	35	152	459
Net earnings attributable to non-controlling interests	7	2	28	9
Net earnings attributable to Shareholders for the period	36	33	124	450
Net earnings per common share
Basic	$0.38	$0.35	$1.31	$4.75
Diluted	$0.37	$0.34	$1.27	$4.61
Weighted average basic number of common shares outstanding	94,469,465	94,718,891	94,704,999	94,658,949
Weighted average number of diluted common shares	96,780,412	97,773,147	97,194,029	97,609,266

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net earnings including non-controlling interests for the period	43	35	152	459
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(26)	(34)	24	(56)
Change in foreign currency translation related to net investment hedging activities	15	30	(15)	45
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	(1)	1
Change in fair value of interest rate swaps	—	—	1	—
Change in fair value of commodity derivative financial instruments	2	1	5	(1)
Equity investment	—	(19)	—	—
Share of other comprehensive income of associates	—	—	—	21
Recovery of (provision for) income taxes	(2)	(2)	1	(15)
	(11)	(23)	15	(5)
Items that are reclassified to retained earnings
Actuarial gain on employee future benefits	8	8	13	3
Provision for income taxes	(2)	(2)	(3)	(1)
	6	6	10	2
Other comprehensive income (loss)	(5)	(17)	25	(3)
Comprehensive income including non-controlling interests for the period	38	18	177	456
Comprehensive income attributable to non-controlling interests for the period	3	—	28	9
Comprehensive income attributable to Shareholders for the period	35	18	149	447

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CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2018
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	492	16	982	(35)	1,455	146	1,601
New IFRS adoption	—	—	(2)	2	—	—	—
Adjusted Balance - Beginning of period	492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings	—	—	124	—	124	28	152
Other comprehensive income	—	—	10	15	25	—	25
	—	—	134	15	149	28	177
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options expense	—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options	5	(1)	—	—	4	—	4
Redemption of common shares	(7)	—	(12)	—	(19)	—	(19)
Capital contribution from a non-controlling interest	—	—	—	—	—	1	1
Dividends paid to non-controlling interests	—	—	—	—	—	(12)	(12)
Balance - End of period	490	16	1,091	(18)	1,579	163	1,742

	For the 9-month period ended September 30, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	450	—	450	9	459
Other comprehensive income (loss)	—	—	2	(5)	(3)	—	(3)
	—	—	452	(5)	447	9	456
Business combinations	—	—	—	—	—	57	57
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options expense	—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options	2	(1)	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interests	—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests	—	—	—	—	—	(5)	(5)
Balance - End of period	489	16	952	(36)	1,421	152	1,573

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Operating activities
Net earnings attributable to Shareholders for the period	36	33	124	450
Adjustments for:
Financing expense and interest expense on employee future benefits	24	26	70	73
Depreciation and amortization	61	53	174	156
Gain on acquisitions, disposals and others	—	—	(66)	(8)
Impairment charges and restructuring costs	—	2	—	13
Unrealized loss (gain) on derivative financial instruments	(2)	(2)	5	(10)
Foreign exchange gain on long-term debt and financial instruments	(3)	(8)	(4)	(27)
Provision for (recovery of) income taxes	17	19	57	(24)
Fair value revaluation gain on investments	—	(18)	(5)	(315)
Share of results of associates and joint ventures	(3)	(3)	(7)	(36)
Net earnings attributable to non-controlling interests	7	2	28	9
Net financing expense paid	(39)	(40)	(94)	(88)
Net income taxes paid	(6)	—	(4)	(6)
Dividends received	3	3	4	8
Employee future benefits and others	(3)	(6)	(10)	(12)
	92	61	272	183
Changes in non-cash working capital components	42	(43)	16	(105)
	134	18	288	78
Investing activities
Investments in associates and joint ventures	—	—	(2)	(16)
Payments for property, plant and equipment	(124)	(38)	(274)	(136)
Proceeds from disposals of property, plant and equipment	—	—	82	14
Change in intangible and other assets	(4)	283	(11)	272
Net cash acquired in business combinations	—	—	3	34
	(128)	245	(202)	168
Financing activities
Bank loans and advances	(1)	7	(16)	5
Change in revolving credit facilities	5	(133)	15	(80)
Increase in other long-term debt	54	5	65	11
Payments of other long-term debt	(7)	(10)	(62)	(29)
Settlement of derivative financial instruments	—	(2)	(1)	(9)
Issuance of common shares upon exercise of stock options	—	—	4	1
Redemption of common shares	(7)	—	(19)	—
Dividends paid to non-controlling interests	(2)	(2)	(12)	(5)
Capital contribution from non-controlling interests	—	—	1	—
Dividends paid to the Corporation’s Shareholders	(3)	(3)	(11)	(11)
	39	(138)	(36)	(117)
Change in cash and cash equivalents during the period	45	125	50	129
Currency translation on cash and cash equivalents	(3)	—	—	1
Cash and cash equivalents - Beginning of period	97	67	89	62
Cash and cash equivalents - End of period	139	192	139	192

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SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation’s Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	472	438	1,368	1,212
Boxboard Europe	210	202	688	626
Specialty Products	164	181	487	542
Intersegment sales	(21)	(32)	(68)	(81)
	825	789	2,475	2,299
Tissue Papers	361	323	1,008	967
Intersegment sales and Corporate Activities	(14)	(9)	(34)	(27)
	1,172	1,103	3,449	3,239

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	116	69	359	165
Boxboard Europe	19	14	77	48
Specialty Products	15	15	31	53
	150	98	467	266
Tissue Papers	5	22	25	78
Corporate Activities	(16)	(16)	(55)	(58)
Operating income before depreciation and amortization	139	104	437	286
Depreciation and amortization	(61)	(53)	(174)	(156)
Financing expense and interest expense on employee future benefits	(24)	(26)	(70)	(73)
Foreign exchange gain on long-term debt and financial instruments	3	8	4	27
Fair value revaluation gain on investments	—	18	5	315
Share of results of associates and joint ventures	3	3	7	36
Earnings before income taxes	60	54	209	435

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	107	13	247	28
Boxboard Europe	15	8	23	20
Specialty Products	8	8	25	17
	130	29	295	65
Tissue Papers	29	9	57	53
Corporate Activities	4	3	13	11
Total acquisitions	163	41	365	129
Proceeds from disposals of property, plant and equipment	—	—	(82)	(14)
Capital lease acquisitions and included in other debts and liabilities	(33)	—	(99)	(7)
	130	41	184	108
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	14	8	28	25
End of period	(20)	(11)	(20)	(11)
Payments for property, plant and equipment net of proceeds from disposals	124	38	192	122

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.

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•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q3 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	94	10	9	(11)	(24)	78
Depreciation and amortization	22	9	6	16	8	61
Operating income (loss) before depreciation and amortization	116	19	15	5	(16)	139
Specific items:
Restructuring costs	1	—	(1)	—	—	—
Unrealized gain on financial instruments	—	—	—	—	(2)	(2)
	1	—	(1)	—	(2)	(2)
Adjusted operating income (loss) before depreciation and amortization	117	19	14	5	(18)	137
Adjusted operating income (loss)	95	10	8	(11)	(26)	76

	Q2 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	82	22	4	(9)	(26)	73
Depreciation and amortization	20	8	5	16	9	58
Operating income (loss) before depreciation and amortization	102	30	9	7	(17)	131
Specific items :
Unrealized loss on derivative financial instruments	3	—	—	—	—	3
	3	—	—	—	—	3
Adjusted operating income (loss) before depreciation and amortization	105	30	9	7	(17)	134
Adjusted operating income (loss)	85	22	4	(9)	(26)	76

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	Q3 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	50	5	10	9	(23)	51
Depreciation and amortization	19	9	5	13	7	53
Operating income (loss) before depreciation and amortization	69	14	15	22	(16)	104
Specific items:
Impairment charges	—	—	—	2	—	2
Restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on financial instruments	1	—	—	—	(3)	(2)
	3	—	—	2	(3)	2
Adjusted operating income (loss) before depreciation and amortization	72	14	15	24	(19)	106
Adjusted operating income (loss)	53	5	10	11	(26)	53

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	Q3 2018	Q2 2018	Q3 2017

Net earnings attributable to Shareholders for the year	36	27	33
Net earnings attributable to non-controlling interests	7	10	2
Provision for income taxes	17	16	19
Fair value revaluation gain on investments	—	—	(18)
Share of results of associates and joint ventures	(3)	(3)	(3)
Foreign exchange gain on long-term debt and financial instruments	(3)	—	(8)
Financing expense and interest expense on employee future benefits	24	23	26
Operating income	78	73	51
Specific items:
Impairment charges	—	—	2
Restructuring costs	—	—	2
Unrealized loss (gain) on derivative financial instruments	(2)	3	(2)
	(2)	3	2
Adjusted operating income	76	76	53
Depreciation and amortization	61	58	53
Adjusted operating income before depreciation and amortization	137	134	106

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The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS			NET EARNINGS PER SHARE [1]
(in millions of Canadian dollars, except amounts per share) (unaudited)	Q3 2018	Q2 2018	Q3 2017	Q3 2018	Q2 2018	Q3 2017

As per IFRS	36	27	33	$0.38	$0.28	$0.35
Specific items:
Impairment charges	—	—	2	—	—	$0.02
Restructuring costs	—	—	2	—	—	$0.01
Unrealized loss (gain) on derivative financial instruments	(2)	3	(2)	$(0.02)	$0.03	$(0.01)
Unrealized gain on interest rate swaps	—	(1)	—	—	$(0.01)	—
Foreign exchange gain on long-term debt and financial instruments	(3)	—	(8)	$(0.02)	—	$(0.08)
Fair value revaluation gain on investments	—	—	(18)	—	—	$(0.17)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest1	7	—	10	$0.06	—	$0.08
	2	2	(14)	$0.02	$0.02	$(0.15)
Adjusted	38	29	19	$0.40	$0.30	$0.20

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q3 2018	Q2 2018	Q3 2017
Cash flow from operating activities	134	116	18
Changes in non-cash working capital components	(42)	(5)	43
Depreciation and amortization	(61)	(58)	(53)
Net income taxes paid	6	1	—
Net financing expense paid	39	18	40
Impairment charges and restructuring costs	—	—	(2)
Unrealized gain (loss) on derivative financial instruments	2	(3)	2
Dividend received, employee future benefits and others	—	4	3
Operating income	78	73	51
Depreciation and amortization	61	58	53
Operating income before depreciation and amortization	139	131	104

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The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q3 2018	Q2 2018	Q3 2017
Cash flow from operating activities	134	116	18
Changes in non-cash working capital components	(42)	(5)	43
Cash flow from operating activities (excluding changes in non-cash working capital components)	92	111	61
Specific items, net of current income taxes if applicable:
Restructuring costs	—	—	2
Adjusted cash flow from operating activities	92	111	63
Capital expenditures & other assets1 and capital lease payments	(129)	(72)	(46)
Dividends paid to the Corporation's Shareholders and to non-controlling interests	(5)	(12)	(5)
Adjusted free cash flow	(42)	27	12
Adjusted free cash flow per common share	$(0.44)	$0.29	$0.13
Weighted average basic number of common shares outstanding	94,469,465	94,638,464	94,718,891

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	September 30, 2018	June 30, 2018	September 30, 2017
Long-term debt	1,648	1,616	1,575
Current portion of long-term debt	44	46	53
Bank loans and advances	20	21	33
Total debt	1,712	1,683	1,661
Less: Cash and cash equivalents (including $26 million of restricted cash in June 30, 2018)	139	97	192
Net debt	1,573	1,586	1,469
Adjusted OIBD (last twelve months)	481	450	370
Net debt / Adjusted OIBD ratio	3.3	3.5	4.0
Net debt / Adjusted OIBD ratio on a pro forma basis1	3.2	3.5	3.6

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs 819-363-5184	Vice-President and Chief Financial Officer

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Jennifer Aitken, MBA	Website: www.cascades.com
Director, Investor Relations 514-282-2697	Twitter: twitter.com/@CascadesInvest
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